FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

CONSORTIUM LED BY ICA FLUOR SIGNS A US$ 134 MILLION
CONTRACT WITH PEMEX TO BUILD A MODULAR CRYOGENIC
PLANT

Mexico City, September 24, 2004 — Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, and Fluor Corporation (NYSE: FLR) announced today that PEMEX Gas and Basic Petrochemicals and a consortium formed by ICA Fluor and Linde Plantas de Procesamiento, Inc. have signed a US$ 134 million contract for the construction of a modular cryogenic plant in Reynosa, Tamaulipas as well as a fuel storage and distribution terminal. The plant will have a capacity of 200 million cubic feet per day of natural gas, and a propane recovery factor of 98 percent.

The ICA Fluor-Linde consortium will execute the project over a term of 20 months.

“The design of this cryogenic plant minimizes natural gas consumption by employing a liquids recovery unit with low pressure loss and high energy efficiency,” said Jorge Borja, the director general of ICA Fluor. “This project ratifies the commitment of ICA Fluor to provide our clients solutions with a strong cost-benefit relation and protection for the environment.”

Pemex Gas and Basic Petrochemicals is a subsidiary of Petroleos Mexicanos, PEMEX, Mexico’s national oil and gas company.

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, and construction of oil and gas processing plants, petrochemical, chemicals, cement, manufacturing, automotive plants, as well as power generation and telecommunication facilities.

ICA (BMV and NYSE: ICA) was founded in México in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. For more information, visit www.ica.com.mx.

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PRESS RELEASE

Fluor Corporation (NYSE:FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. Headquartered in Aliso Viejo, Calif., Fluor is a Fortune 500 company with revenues of almost US$ 9 billion in 2003. For more information, visit www.fluor.com.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2004

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance